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www.lw.com
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Milan

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Stringer

Joel Parker

Jacqueline Kaufman

Lilyanna Peyser

Re:	Lulu’s Fashion Lounge Holdings, Inc.

Registration Statement on Form S-1

Filed October 12, 2021

File No. 333-260194

Ladies and Gentlemen:

On behalf of Lulu’s Fashion Lounge Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 26, 2021 with respect to the Company’s Registration Statement on Form S-1 as filed on October 12, 2021 (the “Registration Statement”). This letter is being submitted together with the Company’s Amended Registration Statement on Form S-1 filed on November 1, 2021 (“Amendment No. 1”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. Any use of the words “we” or “our” herein refer to the Company.

Prospectus Summary

Recent Developments, page 11

1. Please delete as inappropriate your reference to the estimated preliminary results differing “materially” from your actual results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 12 to remove the reference to the estimated preliminary results differing materially from actual results.

November 1, 2021

Dilution, page 74

2. We note your response to comment 1. Please tell us why you have not excluded the carrying value of your tradename in your calculation of historical and pro forma net tangible book deficit.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76 to excluded the carrying value of its tradename in the calculation of historical and pro forma net tangible book deficit. As such, the historical net tangible book deficit reflected in the Registration Statement is $216.9 million instead of $198.4 million as previously disclosed. For the convenience of the Staff, the Company respectfully submits the calculation below, which it used to derive historical net tangible book deficit:

Total asset - historical	$129,516,000
Total liabilities - historical	(154,077,000)
Total redeemable preferred stock	(19,320,000)
Total convertible preferred stock	(117,038,000)

Net book value	(160,919,000)
Less: Intangible Assets	(2,016,000)
Less: Tradename	(18,509,000)
Less: Goodwill	(35,430,000)
Less: Deferred offering costs	(60,000)

Net tangible book value	$(216,934,000)

In addition, the pro forma net tangible book deficit included in the Registration Statement is $98.5 million instead of $80.0 million as previously disclosed. For the convenience of the Staff, the Company respectfully submits the calculation below, which it used to derive pro forma net tangible book deficit:

Total assets-proforma	$111,616,000
Total liabilities-proforma	(154,077,000)
Total redeemable preferred stock	0
Total convertible preferred stock	0

Net book value	(42,461,000)
Less: Intangible Assets	(2,016,000)
Less: Tradename	(18,509,000)
Less: Goodwill	(35,430,000)
Less: Deferred offering costs	(60,000)

Net tangible book value	$(98,476,000)

November 1, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at marc.jaffe@lw.com or by telephone at (212) 906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:

Scott Stringer, U.S. Securities and Exchange Commission

Joel Parker, U.S. Securities and Exchange Commission

Jacqueline Kaufman, U.S. Securities and Exchange Commission

Lilyanna Peyser, U.S. Securities and Exchange Commission

David McCreight, Lulu’s Fashion Lounge Holdings, Inc.

Crystal Landsem, Lulu’s Fashion Lounge Holdings, Inc.

Naomi Beckman-Straus, Esq., Lulu’s Fashion Lounge Holdings, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

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